Filed by Arlington Tankers Ltd.
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: Arlington Tankers Ltd.
(Commission File Number: 333-153247)
Subject Company: General Maritime Corporation
(Commission File Number: 333-153247)

Press and Investor Contacts:
For General Maritime:	For Arlington:
Jeffrey D. Pribor	Edward Terino
Executive Vice President and CFO	CEO, President and CFO
General Maritime	Arlington Tankers
+1 (212) 763-5600	+1 (203) 221-2765
JOINT PRESS RELEASE
LEADING PROXY ADVISOR RECOMMENDS SHAREHOLDERS VOTE FOR GENERAL MARITIME
AND ARLINGTON TANKERS MERGER
NEW YORK, NEW YORK and HAMILTON, BERMUDA — December 3, 2008 — General Maritime Corporation (General Maritime) (NYSE: GMR) and Arlington Tankers Ltd. (Arlington) (NYSE: ATB) today jointly announced that RiskMetrics Group (formerly Institutional Shareholder Services or ISS), a leading independent U.S. proxy advisory firm, has recommended that shareholders of both companies vote “FOR” the proposed stock-for-stock combination at the special meetings of the shareholders of the two companies scheduled for December 16, 2008.
In its reports recommending for the stock-for-stock combination between General Maritime and Arlington, RiskMetrics concluded, “Based on the analysis in valuation, rationale, and corporate governance, shareholders are advised to vote for this merger.”
RiskMetrics also commented, “the overall effect of the merger has the potential to improve shareholder value” and identified the following strategic and financial rationales for the stock-for-stock combination:
–	The combined company will have an increased fleet and market presence.

–	The combined company will have a stronger financial profile than either Old General Maritime or Arlington has on a stand-alone basis. This will allow the company to retain cash to invest in growth, while at the same time addressing the debt associated with the combined company’s leverage.

–	Because the share exchange was based on the respective net asset values of the company, the price can be supported by underlying assets.

–	Arlington shareholders will benefit from the combined company’s annual cash dividend target of $2.00 per share, which compares favorably with Arlington’s expected dividends per share for 2009 and onward.

–	The potential to produce a cost savings of approximately $7.5 million in cash in the first full year.

–	The combined company’s improved financial flexibility to invest in growth and its contemplated cash dividend target of $2.00 per share annually.
General Maritime and Arlington encourage all shareholders to vote their shares promptly by phone, Internet, or by mailing their proxy card. General Maritime shareholders can contact D.F. King & Co. at (212) 269-5500 if they have any questions or need any assistance in voting their shares. Accordingly, Arlington shareholders can contact MacKenzie Partners at (800) 322-2885 if they have any questions or need any assistance in voting their shares.
Important Additional Information has been Filed with the SEC
In connection with the proposed transaction, Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC. Such registration statement, which has been declared effective by the SEC, includes a definitive Joint Proxy Statement/Prospectus of General Maritime and Arlington. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about General Maritime, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed by General Maritime, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. These documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.
About General Maritime Corporation
General Maritime Corporation is a provider of international seaborne crude oil transportation services principally within the Atlantic basin which includes ports in the Caribbean, South and Central America, the United States, West Africa, the Mediterranean, Europe and the North Sea. General Maritime also currently operates tankers in other regions including the Black Sea and Far East. After delivery of a recently acquired Aframax vessel which is expected to occur in December 2008, General Maritime will own a fleet of 23 tankers — twelve Aframax, and eleven Suezmax tankers with a total carrying capacity of approximately 2.9 million dwt.
About Arlington Tankers Ltd.
Arlington Tankers Ltd. is an international, seaborne transporter of crude oil and petroleum products. Arlington’s fleet consists exclusively of eight, modern double-hulled vessels and is one of the youngest tanker fleets in the world, with an average vessel age of approximately 5.0 years. The fleet consists of two V-MAX tankers, which are specially designed very large crude carriers, two Panamax tankers and four Product tankers. All of Arlington’s vessels are employed on long-term time charters. Arlington was incorporated in Bermuda in September 2004. Arlington completed its initial public offering on the New York Stock Exchange on November 10, 2004.
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management’s current expectations and observations. Included among the important factors that, in General Maritime’s and Arlington’s view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: the ability to obtain the approval of the transaction by General Maritime’s and Arlington’s shareholders; the ability to realize the expected benefits to the degree, in the amounts or in the timeframe anticipated; the ability to integrate Arlington’s businesses with those of General Maritime in a timely and cost-efficient manner; changes in demand; a material decline in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of General Maritime’s or Arlington’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, the company’s anticipated drydocking or maintenance and repair costs); changes in the itineraries of General Maritime’s or Arlington’s vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, General Maritime’s agreements to acquire vessels and other factors listed from time to time in General Maritime’s or Arlington’s filings with the SEC, including, without limitation, their respective Annual Reports on Form 10-K for the year ended December 31, 2007 and their respective subsequent reports on Form 10-Q and Form 8-K. The ability of General Maritime, Arlington, or the combined company to pay dividends in any period will depend upon factors including applicable provisions of law and the final determination by the Board of Directors each quarter after its review of the combined company’s financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. General Maritime and Arlington disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.